C21 INVESTMENTS INC.

Annual Information Form

For the Financial Year Ended January 31, 2019

Dated May 30, 2019

ARTICLE 1
GENERAL

Reference is made to the audited consolidated financial statements (the "Financial Statements"), together with the auditors' report thereon, and management's discussion and analysis (the "MD&A") for the Company for the financial year ended January 31, 2019. Additional financial information is provided in the Financial Statements and MD&A, which are available for review under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.cxxi.ca.

Unless otherwise noted herein, information in this AIF applies to the business activities and operations of the Company for the financial year ended January 31, 2019. References to "$" are to U.S. dollars and references to "C$" are to Canadian dollars.

All references in this AIF to the Company also include references to all subsidiaries of the Company as applicable, unless the context requires otherwise.

ARTICLE 2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This AIF includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this AIF that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including information concerning the completion and timing of the completion of contemplated acquisitions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired and markets to be entered into by the Company as a result of completing such proposed acquisitions, expectations regarding the markets to be entered into by the Company as a result of completing such proposed acquisitions, such as the growth to be experienced by such new markets, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favourable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient and effective manner. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate the proposed acquisitions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the industry, risks associated to cannabis products manufactured for human consumption including potential product recalls, reliance on key inputs, suppliers and skilled labour (the availability and retention of which is subject to uncertainty), cybersecurity risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effect service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements.

The Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

ARTICLE 3
MARKET DATA AND INDUSTRY FORECASTS

Market data and industry forecasts used in this AIF were obtained from government or other industry publications, various publicly available sources or based on estimates derived from such publications and reports and management's knowledge of, and experience in, the markets in which the Company operates. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes that these sources are generally reliable, the accuracy and completeness of such information is not guaranteed and have not been independently verified by the Company and as such the Company does not make any representation as to the accuracy of such information. Further, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. See also "Cautionary Statement Regarding Forward-Looking Information".

ARTICLE 4
GLOSSARY OF CERTAIN TERMS

The following is a glossary of certain terms used in this AIF.

"AIF" means this annual information form of the Company dated May 30, 2019 for the financial year ended January 31, 2019;

"Bank Secrecy Act" means the United States Currency and Foreign Transactions Reporting Act of 1970;

"BCBCA" means the Business Corporations Act (British Columbia);

"Board" means the Board of Directors of the Company;

"CBD" means cannabidiol;

"Code" means the U.S. Internal Revenue Code;

"Common Shares" means common shares in the capital of the Company;

"Company" or "C21" means C21 Investments Inc.;

"CPG" means consumer packaged goods;

"CSA" means the U.S. Controlled Substance Act of 1970;

"CSE" means the Canadian Securities Exchange;

"CTS" means Cannabis tracking system;

"DEA" means the U.S. Drug Enforcement Agency;

"DOJ" means the U.S. Department of Justice;

"Eco Firma" or "EFF" means Eco Firma Farms LLC;

"FinCEN" means the U.S. Department of the Treasury Financial Crimes Enforcement Network;

"FINRA" means U.S. Financial Industry Regulatory Authority;

"FSE" means the Frankfurt Stock Exchange;

"IRS" means the U.S. Internal Revenue Service;

"NDOT" means the Nevada Department of Taxation;

"OHA" means the Oregon Health Authority;

"OLCC" means the Oregon Liquor Control Commission;

"OMMP" means the Oregon Medical Marijuana Program;

"OTC" means the U.S. Over-the-Counter markets;

"Phantom" means Phantom Venture Group, LLC and Phantom Brands, LLC;

"Silver State" means Silver State Relief LLC and Silver State Cultivation LLC;

"SKU" means stock keeping unit;

"Swell" means Swell Companies Limited;

"THC" means delta-9-tetrahydrocannabinol; and

"U.S." or "United States" means the United States of America.

ARTICLE 5
CORPORATE STRUCTURE

The Company was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987 as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc. On June 15, 2018, the Common Shares were delisted from the TSX Venture Exchange and on June 18, 2018 the Common Shares commenced trading on the CSE under the symbol CXXI. The Company registered its Common Shares in the United States and on May 6, 2019, its Common Shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol CXXIF.

The Company's corporate office and principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5. The Company's telephone number is +1 833-289-2994 and its corporate website is www.cxxi.ca. The information contained on its website is not incorporated by reference into this AIF.

The Company has the following 18 wholly-owned subsidiaries:

Name	Jurisdiction of Incorporation	Status
20727-4 Bend, LLC	Oregon	Active
320204 U.S Holdings Corp.	Delaware	Active
320204 Oregon Holdings Corp.	Oregon	Active
320204 Nevada Holdings Corp.	Nevada	Active
320204 RE Holdings, LLC	Oregon	Active
4964 BFH, LLC	Oregon	Active
63353 Bend, LLC	Oregon	Active
Eco Firma Farms LLC	Oregon	Active
Eco Firma Fields LLC	Oregon	Active
Loud Lab LLC	Oregon	Active
Megawood Enterprises Inc	Oregon	Active
Phantom Brands, LLC	Oregon	Active
Phantom Distribution, LLC	Oregon	Active
Phantom Venture Group, LLC	Oregon	Active
Silver State Cultivation LLC	Nevada	Active
Silver State Relief LLC	Nevada	Active
Swell Companies Limited	Oregon	Active
Workforce Concepts 21, Inc.	Oregon	Active

The Company conducts its business through its various subsidiaries. The following organization chart of the Company sets out the primary subsidiaries of the Company. Unless otherwise noted, all lines represent 100% ownership of outstanding securities of the applicable subsidiary.

ARTICLE 6
GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Since the Company changed its focus to the cannabis market on January 29, 2018, the Company has been aggressively growing its business, having completed a number of acquisitions in the States of Oregon and Nevada in 2018 and 2019. The Company is also investigating further prospective acquisitions in the States of Oregon, Nevada and California.

Financial Year Ended January 31, 2019

Oregon Acquisitions

Eco Firma Farms LLC

On June 13, 2018, the Company completed the acquisition of 100% of the membership interests of Eco Firma Farms LLC ("Eco Firma" or "EFF"), an Oregon limited liability company (former subsidiary of Proudest Monkey Holdings LLC), which owns and operates a cannabis production facility, and related assets, in Oregon. On June 28, 2018 and July 6, 2018, the Company announced certain post-closing adjustments with respect to the acquisition of Eco Firma.

In consideration for 100% of the membership interests of Eco Firma, the Company paid total consideration as follows:

(i) Issuance of a $1,977,500 share payment obligation. The share payment obligation is non-interest bearing and is payable through the issuance of 1,977,500 Common Shares of the Company at $1.00 per Common Share. The share payment obligation has no cash value and can be exercised after October 15, 2018;

(ii) Issuance of a $2,000,000 convertible promissory note bearing interest at 4% per annum. At the option of the holder, the note is convertible into Common Shares at $1.00 per Common Share and $.825 per Common Share depending on the vendor. The note matures on June 13, 2021; and

(iii) agreed to discharge Eco Firma indebtedness in the amount of $3,944,049.

The vendors of Eco Firma can also earn up to 6,500,000 Common Shares, at a deemed issue price of $1.00 per Common Share, over a maximum seven-year period, if the EBITDA earned by the Company in relation to Eco Firma satisfies certain agreed upon amounts (the "EFF Earn Out").

On December 28, 2018, the Company restructured certain real estate rights connected with its Eco Firma operations. Under the restructured arrangement, for a $3.8m purchase price, the Company would formally acquire the real estate assets housing Eco Firma's cultivation operations under a vendor finance arrangement that will convert current rental payments into mortgage interest payments. As part of the restructuring, two of the vendors of Eco Firma agreed, among other things, to assign their rights to their 39.25% share of the EFF Earn Out to a wholly owned subsidiary of the Company.

On January 19, 2019, as consideration for negotiating the terms of the option to purchase the building and land lease, the Company issued shares to one of the vendors that sold EFF to the Company, the value of which increased the share payment obligation by 165,000 shares. As of the year ending January 31, 2019, the Company issued 940,810 shares to settle a portion of the share payment obligation.

At January 31, 2019, it was determined that the goodwill amounts for EFF were impaired and should be written off. The Company has written off $5,160,741 of goodwill in relation to EFF for the year ended January 31, 2019.

On May 10, 2019, the Company issued 3,983,886 Common Shares (the Common Shares were issued subject to escrow release in four consecutive monthly installments of 25% each commencing on September 14, 2019), at a deemed price of $0.825 per Common Share, to settle the $3.8m purchase price for the real property, in addition to assuming the $513,294 balance under the first mortgage for the property.

Megawood Enterprises Inc (Pure Green)

On January 23, 2019, the Company completed the acquisition of 100% of the common shares of Megawood Enterprises Inc ("Pure Green"), an Oregon corporation, which includes its retail location at 3738 Sandy Blvd. NE, Portland, OR.

In consideration for 100% of the equity of Pure Green, the Company paid total consideration as follows:

(i) cash paid on closing of $280,000;

(ii) subsequent to closing, a second cash payment of $231,395 on February 15, 2019, which equals $370,000 less advances of $138,605;

(iii) a non-interest-bearing convertible promissory note for $175,000 maturing January 23, 2020 and convertible into common shares of the Company at C$5.00 per Common Share on or after October 23, 2019; and

(iv) discharge of $30,112 working capital deficit due from the vendor.

Subsequent Developments

Phantom

On February 4, 2019, the Company completed the acquisition of 100% of the membership interests of Phantom, which encompasses the following Oregon limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727‐4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC (collectively "Phantom").  Phantom has outdoor cannabis cultivation facilities totaling 80,000 square feet with an additional 40,000 square feet under development in southern Oregon. Phantom also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory and a 7,700 square foot state-of-the-art indoor grow facility in central Oregon.

In consideration for 100% of the membership interests of Phantom, the Company paid total consideration as follows:

(i) the issuance of 2,670,000 Common Shares on closing at a deemed price of C$3.00 per Common Share;

(ii) the issuance of 1,700,000 share purchase warrants of the Company, each warrant exercisable for one Common Share at a price of C$1.50 per Common Share; and

(iii) the issuance of up to a maximum of 4,500,000 earnout Common Shares, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of the Company or change of control of the Company at certain stock price valuation targets (50% of the earnout shares issuable upon change of control of the Company at a valuation of C$3.00 per Common Share or more; 100% of the earnout shares issuable upon change of control of the Company at a valuation of at least C$5.00 per Common Share) (the "Phantom Earn Out").

The Company is contracted to purchase SDP Development Group, LLC ("SDP"), which is the company that owns all real estate properties used in connection with Phantom's cannabis cultivation, processing, and distribution operations, as further detailed below in "2019 Pipeline Transactions."

Swell Companies Limited

On May 24, 2019, the Company completed the acquisition of 100% of the common shares of Swell Companies Limited ("Swell"), an Oregon corporation.  Swell is a processor and wholesaler of THC and CBD products.  Swell currently employs 40 full-time industry professionals and is recognized as a leader in the extraction and manufacturing of THC and CBD derived products. Swell's commitment to quality, innovation, and execution has established Swell as an early and dominant player in the competitive Oregon market. Raw oil, encapsulates and vape pens are distributed under its in-house brands: Dab Society Extracts and Hood Oil. The capacity of Swell's processing facility is 350,000 grams of high-quality raw oil per month, making Swell one of the largest processors in Oregon.

In consideration for 100% of the common shares of Swell, the Company has paid or will pay total consideration as follows:

(i) $500,000 cash payable on or before July 1, 2019; $350,000 cash payable on or before September 30, 2019;

(ii) $730,520 of indebtedness of Swell paid at closing; assumption of $1,000,000 liability in the form of convertible note;

(iii) the issuance of 1,266,667 Common Shares on closing;

(iv) the issuance of 1,200,000 share purchase warrants of the Company, each warrant exercisable for one Common Share at a price of C$1.50 per Common Share;

(v) 456,862 Common Shares issuable on November 24, 2020;

(vi) 2,450,000 Common Shares issuable on May 24, 2020. Upon the vendors' election, up to $5,000,000 in cash to be received 24 months from the closing date if the average closing price of the Company's shares over the 15 trading days immediately preceding the payment date is less than C$3.75. If the vendors elect to take cash, the number of shares issuable would be reduced to 783,333; and

(vii) the issuance of up to a maximum of 6,000,000 earnout Common Shares, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21, and 50% of the earnout shares issuable upon change of control of C21 and 100% of the earnout shares issuable upon change of control of C21 at a C21 valuation of at least C$5 per Common Share (the “Swell Earn Out”).

Nevada Acquisitions

Silver State

On January 15, 2019, the Company completed the acquisition of 100% of the membership interests of Silver State Relief LLC and Silver State Cultivation LLC (collectively "Silver State"), Nevada limited liability companies.  The acquisition was effective January 1, 2019.  Silver State operates an indoor cultivation and processing facility in approximately 155,000 square feet of licensed space in Sparks, Nevada. Silver State also owns two retail licenses that operate dispensaries in Sparks and Fernley, Nevada.

In consideration for 100% of the membership interests of Silver State, the Company paid total consideration as follows:

(i) $9,009,800 in cash deposits;

(ii) a working capital surplus of $1,143,873 credited and due to the vendor;

(iii) a secured promissory note to the vendor for $30m with interest at 10% per annum, payable in quarterly installments to be amortized over the period ending June 2020; and

(iv) 12.5m Common Shares at a deemed price of C$1.00 per Common Share.

The Silver State businesses operate in three buildings, a cultivation/production warehouse and a dispensary, both located in Sparks, Nevada. The third building is the Fernley dispensary in Fernley, Nevada, which opened on January 15, 2019.  The Company has the option, exercisable during the term of its leases, to acquire all three of the real estate assets of Silver State including the land and 155,000 square-foot building ("Stanford Way") in Sparks, Nevada, that houses its cultivation and processing facility, the land and 8,000 square foot retail dispensary building ("Greg Street") located in Sparks, Nevada, servicing more than 36,000 customers per month, and the new 6,000 square foot dispensary and land located in Fernley, Nevada ("Fernley"). The option price for Stanford Way is $12.7m, payable in cash or common shares of the Company at $3.50 per share, at the election of the landlord.  The option price for Greg Street is $3.3m, payable in cash. The option price for Fernley, expiring on July 1, 2020, is $750,000, plus the construction cost which is currently estimated to be $1.478m, payable in cash.

Ukrainian License

On November 6, 2018, through its agent in the Ukraine, the Company entered into transactions to acquire a license issued by the State Service of Ukraine on Medicines and Drugs Control to import high-quality raw CBD extracts and concentrates, to import finished CBD products, to conduct processing of raw CBD into commercial consumer products, to undertake wholesale distribution of CBD and CBD finished products and to re-export CBD concentrates and CBD processed products to Europe and internationally. The license does not include the ability to process hemp or cannabis into CBD extracts. The Company does not currently have control over the entity holding the license and as such, the Company has placed its Ukrainian investment on care and maintenance. The Company has recorded a provision in the amount of $448,988 against advances made for this project.

2019 Pipeline Transactions

SDP Development Group, LLC

On October 15, 2018, the Company entered into a definitive agreement to purchase 100% of the outstanding membership interests in SDP, an Oregon limited liability company, the owner of six (6) properties used connection with Phantom's cannabis cultivation, processing, and distribution operations, which is scheduled to close on October 15, 2020. Eight former owners of Phantom are the members of SDP, all of which were subsequently hired by the Company, including Skyler Pinnick, a director and officer of the Company, and Russell Rotondi, an officer of the Company.  The purchase price payable for the membership interests in SDP is $8,010,000 payable in cash or, at the election of the vendors, in whole or in part by the issue of 2,670,000 Common Shares of the Company, at a deemed share price of $3.00 per Common Share.

2018/2019 Financing Activities

March 2018 Convertible Debenture Financing

On March 26, 2018, the Company closed a non-brokered, convertible debenture private placement financing and issued convertible debentures in the total principal amount of C$33,500,000. The debentures were convertible into Common Shares at a conversion price of C$1.00 per Common Share. Upon the Company receiving final approval to list its Common Shares for trading on the CSE, pursuant to a forced conversion right, the Company converted the debentures into a total of 33,500,000 Common Shares. In connection with this financing, the Company paid a total of C$1,209,112 cash as finder's fees and issued non-transferable share purchase warrants for the purchase of up to 765,795 Common Shares (the "March Warrants"). The March Warrants were exercisable at C$1.00 per share commencing on the date of listing of the Company on the CSE and all were exercised prior to expiration on March 25, 2019. The Company also issued 3,350,000 bonus shares to the holders of these debentures upon conversion.

July 2018 Unit Financing

On July 19, 2018, the Company closed a private placement for gross proceeds of C$5,205,000, issuing a total of 2,082,000 units at C$2.50 per unit, each unit consisting of one Common Share and one-half (1/2) of one share purchase warrant, each whole warrant (the "July Warrants") entitling the holder to purchase one (1) additional common share (for a total of up to 1,041,000 warrant shares) at C$5.00 per warrant share on or before July 18, 2019.

December 2018/ January 2019 Unit Financings

On December 31, 2018 and January 30, 2019, the Company closed two tranches of a brokered syndicated private placement of units for aggregate total gross proceeds of C$14,888,000.

The first tranche that closed on December 31, 2018 was for 5,063 units and total gross proceeds of C$5,063,000. Each unit consists of one C$1,000 principal amount 10% unsecured convertible debenture (a "December Debenture") and one-half of one non-transferable debenture warrant (each whole warrant, a "December Warrant"). Each December Warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional C$1,000 principal amount 10% unsecured convertible debenture (a "December Warrant Debenture") at an exercise price of C$1,000 per December Warrant Debenture. The Debentures are convertible to Common Shares at a price of C$0.80 per Common Share. The December Warrant Debentures are convertible into Common Shares at a price of C$0.90 per Common Share. The December Debentures and December Warrant Debentures will mature on December 31, 2020, two years from the date of their issuance.

The second tranche that closed on January 30, 2019 was for 9,825 units and total gross proceeds of C$9,825,000. Each unit consists of one C$1,000 principal amount 10% unsecured convertible debenture (a "January Debenture") and one-half of one non-transferable debenture warrant (each whole warrant, a "January Warrant"). Each January Warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional C$1,000 principal amount 10% unsecured convertible debenture (a "January Warrant Debenture") at an exercise price of C$1,000 per January Warrant Debenture. The January Debentures are convertible to Common Shares at a price of C$0.80 per Common Share. The January Warrant Debentures are convertible into Common Shares at a price of C$0.90 per Common Share. The January Debentures and January Warrant Debentures will mature on January 30, 2021, two years from the date of their issuance.

Financial Year Ended January 31, 2018

The Company changed its focus to the cannabis market on January 29, 2018. Previously the Company was in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada but its then business was mostly inactive and not profitable and there was significant doubt as to the Company's ability at that time to continue as a going concern. During the year ended January 31, 2018, the Company incurred a net loss of $599,471 as compared to a net loss of $50,820 during 2017 due primarily to share-based payment expense of $258,896 on the granting of stock options. In addition, the Company incurred an increase in professional fees as well as project investigation costs as it works towards the proposed change of business to the cannabis market.

Financial Year Ended January 31, 2017

During year ended January 31, 2017, the Company incurred a net loss of $50,820 due primarily to the Company's efforts to conserve cash. The business was mostly inactive and not profitable and there was significant doubt as to the Company's ability at that time to continue as a going concern.

ARTICLE 7
DESCRIPTION OF THE BUSINESS

Overview

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in the United States.  The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential multi-market branded CPG.

The Company focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) expanding its retail footprint through opportunistic value-add acquisitions for integration in existing markets and ii) branded CPG expansion through both captive retail and developing wholesale channels. The Company focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

The Company seeks to wholly acquire successful and scalable cannabis businesses with experienced management teams in place. It currently holds licenses in Oregon and Nevada that span the entire cannabis supply chain within each market. The Company views Oregon and Nevada as providing ongoing opportunities for growth due to current market depth, favorable annualized growth, and established regulatory frameworks. The Company's west coast U.S. focus includes anticipated future strategic acquisitions in California.

The Company is operated by a management team that has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology, entertainment, healthcare, and venture capital. The Company's management team also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

Cultivation and Processing

The Company currently owns and operates five (5) cultivation facilities totaling 105,000 square feet of active canopy yielding over 12,500 pounds of quality cannabis flower annually.  The Company also currently owns and operates three (3) processing facilities, with approximately 365,000 grams per month of raw oil extraction capacity.

Through Phantom in Oregon, the Company operates outdoor and greenhouse active canopy totaling 80,000 square feet with an additional 40,000 square feet in application with the OLCC in southern Oregon. Phantom also operates a 7,700 square foot state-of-the-art indoor grow facility in central Oregon, with 5,000 square feet of active canopy. Phantom cultivates Clean Green Certified®1 cannabis using sustainable practices and volcanic filtered water in both its indoor and outdoor facilities and produces over 40 strains of cannabis, including some with award winning genetics. Further, Phantom operates a 5,600 square foot facility which includes an extraction laboratory (with a 90-liter supercritical CO2 system) and a wholesale distribution warehouse in central Oregon.

Through Eco Firma in Oregon, the Company operates indoor cannabis cultivation facility totaling 23,000 square feet, with 3,000-square feet of active canopy. Eco Firma operates a unique LED-based methodology powered in large part by renewable energy sources. Eco Firma produces approximately 15 strains of cannabis, including some with award winning genetics.

Through Swell in Oregon, the Company operates a 10,000 square foot volatile and non-volatile extraction facility together with an adjacent 5,000 square feet wholesale distribution warehouse and further expansion rights for an additional adjacent 12,000 square feet.  Swell manufactures and distributes more than 250 SKUs, across 16 product lines, with award winning products available in over 200 retail dispensaries statewide.

Through Silver State in Nevada, the Company operates indoor cultivation and processing out of a 155,000 square foot facility with 17,160 square feet of active canopy and 1,200 square feet dedicated to volatile extraction. Silver State produces approximately 5,500 pounds of flower annually which is primarily sold within the Company's Silver State dispensaries, with plans to expand production for future captive retail and wholesale distribution under the Silver State and partner brands. The Company is also currently ramping up Silver State's extraction capacity to support branded CPG expansion in both captive retail and wholesale channels.

Retail

Through Pure Green in Oregon, the Company operates a 3,000-square foot retail dispensary located in Portland, which sits in the heart of Portland's vibrant Hollywood District and services more than 2,500 recreational and medical marijuana customers per month. Pure Green is a legacy brand within the Oregon marketplace that is well-known as a long-time community advocate and trusted retail source. Pure Green also serves as a valuable market research platform enabling the Company to monitor and adjust to the dynamics of the broader Oregon retail marketplace.

Through Silver State in Nevada, the Company operates two dispensaries, an 8,000-square foot retail dispensary, located in Sparks, and a 6,000-square foot dispensary located in Fernley, collectively servicing an average of more than 45,000 recreational and medical marijuana customers per month in 2019, with over 400 SKUs in each store and averaging $58.00 per transaction.  Consistent quality, market-leading pricing, and superior customer service translate to industry-leading sales per square foot ($9,815/sq. ft. in 2018). Likewise, because of its substantial purchasing leverage, Silver State consistently offers customers among the lowest prices within the state.

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1 Clean Green Certified® is a certification designation for cannabis cultivators who maintain sustainable, natural and organically-based practices in their growing practices.

Branding and Marketing

The Company utilizes consistent branding and messaging across all of its retail and wholesale channels under Dab Society Extracts, Phantom Farms, Hood Oil, Silver State Relief, Eco Firma Farms and Pure Green.  In order to support its retail and wholesale operations, the Company employs a dedicated marketing team including former executives and managers at Burton Snowboards and Weiden+Kennedy who engage current and potential customers through endemic and non-endemic advertising, vendor activations, merchandising, and social media. The Company currently sells over 400 distinct SKUs, including the following product categories:  CO2 vaporizer pens, live resin vaporizer pens, distillate vaporizer pens, live resin extract, cured resin extract, bulk flower, packaged flower, pre-rolls, CBD cured resin vaporizer pens, CBD CO2 vaporizer pens, and CBD cured resin extracts.

Banking and Processing

In Oregon, the Company deposits funds from its operations into its credit union accounts at Salal Credit Union (Washington State) and Maps Credit Union (Oregon). In Nevada, the Company deposits funds from its operations into its credit union accounts held at partner Colorado Credit Union through Safe Harbor Private Banking services. The Company is fully transparent with its credit union partners regarding the nature of its business and the credit unions remain supportive of the Company's growth plans. The Company's dispensaries currently accept only cash and debit card and do not process credit card payments.

Product Selection and Offerings

Product selection decisions are currently made by the Company's buyers, who negotiate with potential vendors across all product categories including: packaged and wholesale flower, vaporizer pens, cured extracts, edibles and pre-rolls. The Company bases its product selection decisions on product quality, margin potential, and scalability.

The Company's branded CPG and flower-based products are sold primarily through captive retail and wholesale channels in Oregon and Nevada. The Company's retail locations in Oregon and Nevada also offer third party branded CPG and flower-based products including a wide variety of THC and CBD based products including: vaporizer pens, cured resin extracts, bulk flower, packaged flower, pre-rolls, edibles, tinctures, and topicals.

Product Pricing

The Company's wholesale and retail pricing strategies are regularly adjusted in accordance with individual market dynamics. Generally speaking, when pricing adjustments are made within a given market, such adjustments are applied, and held consistent, across all business lines and channel partners.

The state of Oregon does not regulate pricing and licensed dispensing organizations within the state may set their own prices for cannabis and cannabis products.  However, products sold at dispensaries in Oregon are subject to a 17% state sales tax and a 3% local sales tax applicable in most local jurisdictions (cities and counties).

The state of Nevada also does not regulate pricing and licensed dispensing organizations within the state may also set their own prices for cannabis and cannabis products. However, products sold at dispensaries in Nevada are subject to a 10% cannabis excise and sales tax.

In Store Pickup and Delivery

In addition to traditional point-of-sale retail, the Company's Nevada retail locations offer in store pickup and delivery through Dutchie, a leading cannabis sales and fulfillment web-based application. This sales methodology is relatively new and the efficacy of this application is still being evaluated by the Company. The Company actively monitors the continued growth of a number of cannabis web-based sales and fulfillment platforms and will continue to engage those service providers who offer a consistent and durable value proposition.

Inventory Management

The Company has comprehensive inventory management procedures, which are compliant with all applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict controls over the Company's cannabis flower and CPG inventory from its production, processing and distribution licensees through to ultimate sale to the end consumer (or rare cases disposal as cannabis waste). Such inventory management procedures also include strong quality control and quality assurance measures to prevent in-process contamination and maintain the safety and quality of the products. The Company is committed to supplying safe, consistent, and high-quality cannabis flower and CPG products at a value-oriented price.

Research and Development

Through its research and development activities, the Company expects to create proprietary genetics. processes, technologies, and products from its existing Oregon and Nevada operations as well as from future expansion in new markets. The Company may license these genetics, processes, technologies, and products as part of its future business. The Company may also seek appropriate federal patent, trademark, copyright, and other customary intellectual property protections when the same become available and/or are appropriate.

Employees

As of January 31, 2019, the Company had approximately 140 employees across its operating jurisdictions (29 corporate staff in Canada and the U.S., and 111 at its subsidiaries in Oregon and Nevada).  As of May 30, 2019, the Company had approximately 220 employees across its operating jurisdictions (35 corporate staff in Canada and the U.S., and 185 at its subsidiaries in Oregon and Nevada).

The Company is committed to:

(i) providing equal employment opportunities to all employees and applicants: These policies extend to all aspects of the Company's employment practices, including but not limited to, recruiting, hiring, discipline, termination, promotions, transfers, compensation, benefits, training, leaves of absence, and other terms and conditions of employment;

(ii) providing a work environment that is free of unlawful harassment, discrimination and retaliation: In furtherance of this commitment, the Company strictly prohibits all forms of unlawful discrimination and harassment; and

(iii) complying with all laws protecting qualified individuals with disabilities, as well as employees', independent contractors', vendors', unpaid interns' and volunteers' religious beliefs and observances. The Company is committed to all of the above without regards to race, ethnicity, religion, color, sex, gender, gender identity or expression, sexual orientation, national origin, ancestry, citizenship status, uniform service member and veteran status, marital status, pregnancy, age, protected medical condition, genetic information, disability, or any other protected status in accordance with all applicable federal, state, provincial and local laws.

The Company's employees are highly talented individuals who have educational achievements ranging from Ph.D, Masters, and undergraduate degrees in a wide range of disciplines, as well as staff who have been trained on the job to uphold the highest standards as set by the Company. The Company recruits, hires and promotes individuals who are best qualified for each position, priding itself on using a selection process that recruits people who are trainable, cooperative and share the Company's core values. As a result, the Company and its predecessor businesses have experienced low annual turnover rates in the past.

In addition, the health and safety of the Company's employees is a priority and the Company is committed to the prevention of illness and injury through the provision and maintenance of a safe and healthy workplace. The Company takes all reasonable steps to ensure staff are appropriately informed and trained to ensure a culture of health, safety, and continuous improvement maintained at all times. Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries.

Competition

Across the entire cannabis value chain, the Company expects to continue to vigorously compete with other licensees in Oregon, Nevada, and future markets.

Because Oregon is an "open" license state (arguably one of the more free-market states with respect to both barriers to entry and regulation), the competitive landscape has been especially challenging since the inception of recreational marijuana.  Because Nevada is a "limited" license state, competition has been significantly less challenging and the broader market dynamics are significantly more favorable.  While many of the Company's direct competitors continue to be small-scale local operators, market rationalization through consolidation is increasingly a trend. Of specific note is the increased participation of well capitalized multi-state operators with national growth aspirations in both the Oregon and Nevada marketplaces.

As more U.S. jurisdictions pass state legislation allowing the recreational use and sale of cannabis, the Company is assured an increased level of competition in U.S. markets. A number of CSE-listed companies are also expanding operations into multiple states as regulations and market conditions provide opportunities for investment. These increasingly competitive U.S. markets may adversely affect the financial condition and operations of the Company.

See "United States Industry Background and Trends" and "Risk Factors - Competition" below.

Intellectual Property

The Company has developed numerous proprietary genetics, processes, technologies and products. These assets include genetics, ERP and other software applications, cultivation and extraction technologies, as well as consumer brands. Whenever available and appropriate, the Company undertakes reasonable intellectual property protections to secure these assets. To date, absent the availability of customary federal patent, trademark, and copyright protections for cannabis applications, the Company has relied on non-disclosure/confidentiality arrangements, common law trade secrets, and state-based trademark protections. The Company actively monitors and responds to all potentially material intellectual property infringements and maintains strict standards and controls regarding the use and dissemination of its intellectual property.

In addition, the Company owns and operates ten (10) website domains, including www.cxxi.ca, www.phantom-farms.com, www.silverstaterelief.com, www.puregreenpdx.com, www.ecofirmafarms.com, www.be-swell.com, www.swellfeelings.com, hood-oil.com, c21supply.co and c21supplyco.com, along with numerous social media accounts across all major platforms.

ARTICLE 8
UNITED STATES INDUSTRY BACKGROUND AND TRENDS

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 60% of Americans live in a state where cannabis is legal in some form and almost a quarter of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace pain patients' use of highly addictive, potentially deadly opiates - meaning cannabis legalization literally improves lives.

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. It is estimated that 94% of U.S. voters support legalizing cannabis for medical use. In addition, 66% of the U.S. public supports legalizing cannabis for adult recreational use. These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 31 states and the District of Columbia have now legalized adult-use and/or medical cannabis, cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the CSA. See "United States Regulatory Environment" below.

Currently the Company only operates in the states of Oregon and Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally, and also expand internationally.

ARTICLE 9
UNITED STATES REGULATORY ENVIRONMENT

U.S. Federal Regulatory Environment

Under U.S. federal law, marijuana is currently a Schedule I drug. The CSA has five different tiers or schedules. A Schedule I drug means the DEA considers it to have a high potential for abuse, no accepted medical treatment, and lack of accepted safety for the use of it even under medical supervision. Other Schedule I drugs are heroin, LSD and ecstasy. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered. Additionally, while some studies show cannabis is less harmful than alcohol, alcohol is not classified under the CSA.

Thirty-one (31) states and the District of Columbia, have now legalized adult-use and/or medical marijuana. The federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the U.S. Department of Justice Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the "Cole Memo") and FinCEN guidance in 2014.

The Cole Memo offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states. The memo put forth eight prosecution priorities:

(i) preventing the distribution of marijuana to minors;

(ii) preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

(iii) preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

(iv) preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

(v) preventing the violence and the use of firearms in the cultivation and distribution of marijuana;

(vi) preventing the drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

(vii) preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

(viii) preventing marijuana possession or use on federal property.

In January 2018, the then United States Attorney General, Jeff Sessions, by way of issuance of a new Department of Justice Memorandum (the "Sessions Memo"), rescinded the Cole Memo and thereby created a vacuum of guidance for U.S. enforcement agencies and the DOJ.

Due to the CSA categorization of marijuana as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the Bank Secrecy Act. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to account for the trend towards legalizing medical and recreational marijuana by U.S. states, FinCEN has issued guidance advising prosecutors of money laundering and other financial crimes not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with the Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

(i) verifying with the appropriate state authorities whether the business is duly licensed and registered;

(ii) reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

(iii) requesting from state licensing and enforcement authorities available information about the business and related parties;

(iv) developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus recreational customers);

(v) ongoing monitoring of publicly available sources for adverse information about the business and related parties;

(vi) ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

(vii) refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Due to the fear by financial institutions of being implicated in or prosecuted for money laundering, cannabis businesses are often forced into becoming "cash-only" businesses. As banks and other financial institutions in the U.S. are generally unwilling to risk a potential violation of federal law without guaranteed immunity from prosecution, most refuse to provide any kind of services to cannabis businesses. Despite the attempt by FinCEN to legitimize cannabis banking, in practice its guidance has not made banks much more willing to provide services to cannabis businesses. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they take on as a customer. Recently, some banks that have been servicing cannabis businesses have been closing accounts operated by cannabis businesses and are now refusing to open accounts for new cannabis businesses for the reasons enumerated above.

The few credit unions who have agreed to work with cannabis businesses are limiting those accounts to no more than 5% of their total deposits to avoid creating a liquidity risk. Since the federal government could change the banking laws as it relates to cannabis businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from cannabis businesses in a single day, while also servicing the need of their other customers.

The U.S. Treasury Department has publicly stated they were not informed of the then Attorney General Jeff Sessions' desire to rescind the Cole Memo and do not have a desire to rescind the FinCEN guidance for financial institutions. Multiple legislators believe that Attorney General Jeff Sessions' rescinding of the Cole Memo invites an opportunity for Congress to pass more definitive protections for cannabis businesses in states with legal cannabis programs.

Because the DOJ memorandums serve as discretionary agency guidance and do not constitute a force of law, cannabis related businesses have worked to continually renew the Rohrabacher Blumenauer Appropriations Amendment (originally the Rohrabacher Farr Amendment) that has been included in federal annual spending bills since 2014. This amendment restricts the DOJ from using federals funds to prevent states with medical cannabis regulations from implementing laws that authorize the use, distribution, possession or cultivation of medical cannabis. In 2017, Senator Patrick Leahy (D-Vermont) introduced a parity amendment to H.R.1625 - a vehicle for the Consolidated Appropriations Act of 2018, preventing federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding ("Leahy Amendment").

Notwithstanding the foregoing, there is no guarantee that the current presidential administration will not change the stated policy of the previous administration regarding the low-priority enforcement of U.S. federal laws that conflict with state laws. The Trump administration and Congress could decide to enforce U.S. federal laws vigorously.

An additional challenge to cannabis-related businesses is that the provisions of the Code, Section 280E, are being applied by the IRS to businesses operating in the medical and adult use cannabis industry. Section 280E of the Code prohibits cannabis businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

Another aspect of federal law is that it provides that cannabis and cannabis products may not be transported across state lines in the United States. As a result, all cannabis consumed in a state must be grown and produced in that same state. This dynamic could make it more difficult for the Company, in the short term, to maintain a balance between supply and demand. If excess cultivation and production capacity is created in any given state and this is not matched by increased demand in that state, then this could exert downward pressure on the retail price for the products the Company sells. If too many retail licenses are offered by state authorities in any given state, then this could result in increased competition and exert downward pressure on the retail price for the products the Company sells. On the other hand, if cultivation and production in a state fails to match growing demand then, in the short term, there could be insufficient supply of product in a state to meet demand and while the Company may be able to raise its prices there could be inadequate product availability in the short term, causing the Company's revenue in that state to fall.

The following sections describe the legal and regulatory landscape in Oregon and Nevada, states in which the Company operates. The Company believes that its operations are in full compliance with all applicable state laws, regulations and licensing requirements. Nonetheless, for the reasons described above and the risks further described under the heading "Risk Factors" herein, there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read all of the risk factors contained under the heading "Risk Factors" herein.

Oregon Regulatory Environment

Oregon Summary

Oregon has both medical and adult-use marijuana programs. In 1998, Oregon voters passed a limited, noncommercial patient/caregiver medical marijuana law with an inclusive set of qualifying conditions that included chronic pain. In 2013, the legislature passed, and governor signed, House Bill 3460 to create a regulatory structure for existing unlicensed medical marijuana dispensaries. However, the original regulations created by the OHA after the passage of House Bill 3460 were minimal and only regulated storefront dispensaries, leaving cultivators and manufacturers within the unregulated patient/caregiver system.

On June 30, 2015, Oregon Governor Kate Brown signed House Bill 3400 into law, which improved on the existing regulatory structure for medical marijuana businesses and created a registration process for processors. In November of 2014, Oregon voters passed Measure 91, "Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act", creating a regulatory system for individuals 21 years of age and older to purchase marijuana for personal use from licensed marijuana businesses.

The OHA registers and regulates medical marijuana businesses and OLCC licenses and regulates adult-use marijuana businesses. There are six (6) distinct types of license types available for medical and adult-use businesses: Producer (cultivation), Processing (manufacturing), Wholesale, Retail, Laboratory (testing), and Research. Vertical integration between cultivation, processing, and retail is permissible, but not required, for both medical and adult-use.

The law does not impose a limit on the number of licenses. Local governments may enact local ordinances and rules to place reasonable zoning and time, place and manner restrictions, including restrictions on the number of both medical and adult-use marijuana businesses, on licensees within their jurisdiction.  Further, House Bill 3400 also allowed for a "local option," to permit local city councils and county commissions to pass an ordinance prohibiting adult-use marijuana businesses if a subject jurisdiction voted against Measure 91 by greater than fifty-five percent (55%), and if after December 2015, such ordinance were then referred to the voters in the next general election.  Approximately 80 Oregon cities and 16 counties prohibit adult-use marijuana businesses.  Subsequent bills passed during the 2016 legislative session removed the two-year residency requirement that existed within House Bill 3400.

Oregon Regulatory Framework

Oregon Revised Statutes Chapter 475 B (Cannabis Regulation) provides the regulatory framework for both the recreational and medical cannabis industries in Oregon. The OLCC implementation of the recreational cannabis statutes are found in Oregon Administrative Rules Chapter 845, Division 25. The OMMP implementation of the medical cannabis statutes are found in Oregon Administrative Rules Chapter 333, Division 8. Chapter 333, Division 7 provides the packaging, labelling and dosage limits for both programs, and Chapter 333, Division 64 governs the accreditation of laboratories for testing.

Both the OLCC and the OMMP rules include licensing requirements and materials, as well as criteria for approval or denial of license applications.

Oregon Licensing Requirements

Licenses issued by OLCC may be renewed annually so long as the licensee meets the requirements of the law and pays the renewal fee. There is no maximum number of licenses per owner, except for cultivation licenses located at the same address.

Applicants must demonstrate (and license holders must maintain) that: (i) they are registered with the Oregon Secretary of State to do business in Oregon; (ii) they have the operational expertise required by the individual license type, demonstrated by submission of an operation plan; (iii) they have the documented ability to secure the premises, as well as resources and personnel necessary to operate the license; (iv) they have the ability to maintain accountability of all cannabis and cannabinoid products and by-products via the state mandated "seed-to-sale" CTS software, to prevent diversion or unlawful access to these materials; (v) all applicants, owners and those with the requisite control have passed background screening, inclusive of fingerprinting; and (vi) they comply with all local ordinances, including local land use and planning in the development of the licensed site.

Oregon Security Requirements

A licensee must always maintain a fully operational alarm and video monitoring system. Commercial grade, non-residential door locks and steel doors are required on every external door. The alarm system must detect unauthorized entry into the licensed premises. The 24-hour video surveillance system must record at a high-resolution format approved by the OLCC and have camera coverage which covers all areas of the facility without any blackout areas, including camera coverage requirements for ingress and egress. Video footage must be backed-up for a minimum of 90 days and be available upon request. Additionally, the camera system must have the ability to print still photos.

Oregon Transportation and Storage Requirements

Recreational and medicinal cannabis and cannabis products must be stored in a secured, locked room or vault. Vaults that are large enough to allow a person to walk in must have cameras inside so that there is no blind spot. Smaller safes must be bolted to the floor. When products are transferred between licensees, they must first be fully manifested through the state mandated "seed-to-sale" CTS. This written manifest must include: (i) departure date and time, (ii) name, address, and license number of the originating licensee, (iii) name, address, and license number of the recipient, (iv) quantity and form of any cannabis or cannabis delivery device being transported, (v) arrival date and time, (vi) delivery vehicle make and model and license plate number; and (vii) name and signature of the employee delivering the product. A copy of this manifest is provided to the receiving licensee for their verification. Upon receiving the transfer, the licensee must immediately verify the shipment versus the manifest and accept it electronically within the "seed-to-sale" CTS. This completes the inventory transfer. OLCC licensees must maintain these records for a minimum of three years. During transport, all product is packaged individually by order, and maintained within a locked receptacle within the vehicle. All deliveries must be completed within 24 hours.

OLCC Department Inspections

The OLCC conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The OLCC will inspect a licensee upon receiving a complaint or notice that the licensee has violated any existing rules. The OLCC will also conduct an annual license renewal inspection at the time of application approval. Inspections can cover all records, personnel, equipment, security and operational methodologies.

Oregon Compliance

The Company is currently licensed to operate cultivation, processing, distribution and retail operations within Oregon. The Company has not experienced any compliance issues or instances of non-compliance on the above-mentioned licenses. Further the Company has not been served any notices of non-compliance by any state regulatory body. The Company maintains credit union banking relationships in Oregon which provide the Company the ability to safely and lawfully pay for any and all expenses that should arise from the day to day operations of its license. The Company monitors all licensed activities and performs site visits in order to validate compliance with local statutes. This monitoring includes but is not limited to "seed-to-sale" CTS records and accuracy, standard operating procedures, required signage and public health warnings, local permitting and zoning, license approvals and renewals, and all communication with regulatory bodies. Each employee is instructed on the most recent standard operating procedures. All sites have 24-hour video surveillance of the entire premises. The Company also utilizes the state-mandated CTS system in all jurisdictions in which it operates. State inspections, for any reason, including initial application, renewal or change of ownership, have not resulted in any compliance related issues to date.

Nevada Regulatory Environment

Nevada Summary

Nevada has a medical marijuana program and passed an adult-use (21 and older) legalization through the ballot box in November 2016. In 2000, Nevada voters passed a medical marijuana initiative allowing physicians to recommend cannabis for an inclusive set of qualifying conditions, including severe pain and created a limited non-commercial medical marijuana patient/caregiver system. Senate Bill 374, which passed the legislature and was signed by the Governor in 2013, expanded this program and established a for-profit regulated medical marijuana industry.

The Nevada Division of Public and Behavioral Health licensed medical marijuana establishments up until July 1, 2017 when the state's medical marijuana program merged with adult-use marijuana enforcement under the NDOT. In 2014, Nevada accepted medical marijuana business applications and a few months later the Division approved 182 cultivation licenses, 118 licenses for the production of edibles and infused products, 17 independent testing laboratories, and 55 medical marijuana dispensary licenses. The number of dispensary licenses was then increased to 66 by legislative action in 2015. The application process is merit-based, competitive, and is currently closed. Nevada residency is not required to own or invest in a Nevada medical cannabis business. In addition, vertical integration is neither required nor prohibited. Nevada's medical law includes patient reciprocity, which permits medical patients from certain other states to purchase medical marijuana from Nevada dispensaries. Nevada also allows for dispensaries to deliver medical marijuana to patients.

Under Nevada's adult-use marijuana law, the NDOT licenses marijuana cultivation facilities, product manufacturing facilities, distributors, retail stores and testing facilities. After merging medical and adult-use marijuana regulation and enforcement, the single regulatory agency is now known as the Marijuana Enforcement Division of the NDOT. Until November 2018, applications to the NDOT for adult-use establishment licenses were being accepted from existing medical marijuana establishments and existing liquor distributors for the adult-use distribution license.

In February 2017, the NDOT announced plans to issue "early start" adult use marijuana establishment licenses in the summer of 2017. These licenses, beginning on July 1, 2017, allowed marijuana establishments holding both a retail marijuana store and dispensary license to sell their existing medical marijuana inventory as either medical or adult-use marijuana, and expired 90 days after January 1, 2018 (per Sec. 24 of LCB File No. T002-17). Starting July 1, 2017, medical and adult-use marijuana have incurred a 15% excise tax on the first wholesale sale (calculated on the fair market value) and adult-use cannabis have incurred an additional 10% special retail marijuana sales tax in addition to any general state and local sales and use taxes.

On January 16, 2018, the Marijuana Enforcement Division of the NDOT issued final rules governing its adult-use marijuana program, pursuant to which up to sixty-six (66) permanent adult-use marijuana dispensary licenses will be issued. Existing adult-use marijuana licensees under the "early start" regulations must re-apply for licensure under the permanent rules in order to continue adult-use sales.

Nevada Regulatory Framework

Nevada Revised Statutes Chapter 453D provides a regulatory framework that outlines the function of the NDOT Marijuana program including licensing and enforcement guidelines that guide the NDOT.

Nevada Licensing Requirements

Licenses issued by NDOT can be renewed annually so long as the licensee continues to demonstrate compliance with local and state law and pays the renewal fee. Dispensary/Retail store licenses have a set statutory "cap" (per NRS 453D.210 & NRS 453A.324), other license types do not.  Moreover, statutory license caps can only be changed by the Nevada legislature, which meets bi-annually. Marijuana businesses in Nevada may also be governed by local ordinances, which can include caps on the number of marijuana businesses, zoning limitations, and additional screening of business owners and investors. Applicants must demonstrate (and license holders must maintain) that: (i) they are registered with the Nevada Secretary of State to do business in Nevada, (ii) that they have contributed to the advancement of the State of Nevada via regular tax payments, (iii) that they do not have interests in the Casino or Alcohol industries, (iv) they have the operational expertise required by the individual license type, demonstrated by submission of an operation plan, (v) they have the ability to secure the premises, resources, and personnel necessary to operate the license, (vi) they have the ability to maintain accountability of all cannabis and cannabinoid products and by-products via the state mandated "seed-to-sale" CTS to prevent diversion or unlawful access to these materials, (vii) they have the financial ability to maintain operations for the duration of the license, (viii) all owners have passed background screening, inclusive of fingerprinting, and (ix) that all local land use, zoning, and planning notices have been followed in the development of the licensed site.

Nevada Security Requirements

A licensee must maintain a fully operational alarm and video monitoring system at all times. The alarm system must secure all points of ingress and egress and be equipped with motion detectors. The 24-hour video surveillance system must record at a high-resolution format approved by the NDOT and have camera coverage which covers all areas of the facility without any blind spots. Video footage must be backed-up for a minimum of 30 days in hard-form. Cultivation and product manufacturing sites are not open to the public.

Nevada Transportation and Storage Requirements

Cannabis and cannabis goods must be stored in a lockable safe or vault at any time that employees are not on location. Any storage container that is large enough to allow an employee to walk into it must have cameras placed inside. Goods to be transported to another licensee must be fully manifested via the state mandated "seed-to-sale" CTS prior to being transported.

Nevada Department of Taxation Inspections

The NDOT conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The NDOT will inspect a licensee in the event of a complaint indicating that the licensee has or is actively violating existing statute. The NDOT will also inspect at the time of any premise's modification, as well as at the time of annual renewal.

Nevada Product Testing and Packaging Requirements

Both medical and adult-use marijuana and marijuana products are subject to stringent testing and packaging requirements.  Before usable marijuana, concentrated marijuana, or marijuana products may be packaged for further processing or for transfer to a dispensary or retail store, an independent testing laboratory licensed by the NDOT must collect samples from each homogenized lot or production run for testing.  These samples are tested by the independent testing laboratory for compliance with specified limits on contaminants such as yeast and mold, heavy metals and pesticides, and microbes.  Testing is also done to determine the potency of the sample.  Cultivation and product manufacturing facilities are also subject to random quality assurance compliance testing at the discretion of the NDOT.  Generally, if a sample fails any of the tests conducted by the testing laboratory, the entire lot or production run must be destroyed.

All marijuana or marijuana products intended to be sold to consumers must be individually packaged, sealed, and labeled.  Edible products must be packaged in opaque, child-resistant containers.  Depending on the type of marijuana product, the NDOT places limit on the amount of THC that a single package of marijuana may contain or the number of ounces of product a package may contain.  All packages of marijuana or marijuana product sold to consumers must have detailed labels that include, inter alia, various warnings about the effects and risks of marijuana use; the name, license number, and contact information of the dispensary or retail store conducting the sale; the name and license number of the cultivation or product manufacturing facility that harvested or produced the marijuana or marijuana product; the potency levels of the marijuana or marijuana product; and the date the marijuana or marijuana product was harvested or produced.

ARTICLE 10
RISK FACTORS

The following are certain factors relating to the business and securities of the Company. The Company will face a number of challenges and significant risks in the development of its business due to the nature of and present stage of its business.  These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks actually occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors described herein are interrelated and, consequently, readers should treat such risk factors as a whole.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person's investment portfolio and should only be made by persons who can afford a total loss of their investment.

Risks Associated with the Business of the Company

U.S. Federal Regulation

The Company is currently aware of 33 states of the United States, plus the District of Columbia, Puerto Rico and Guam, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering similar legislation. Additionally, the sale and adult-use of recreational cannabis is legal in the following U.S. states: Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, and Washington. Conversely, under the CSA, cannabis currently remains a Schedule I controlled substance under U.S. federal law, which means the DEA believes marijuana has a high potential for abuse, no accepted medical treatment, and lack of accepted safety for the use of it, even under medical supervision. As a result, marijuana related activities including, the cultivation, manufacture, import, export, distribution, possession and use of marijuana, remains illegal under U.S. federal law.

Currently, the Company engages in the manufacture, distribution, possession and sale of cannabis in the U.S. medical and recreational cannabis markets, and therefore the enforcement of U.S. federal laws is a significant risk to the Company. Unless and until the U.S. Congress amends the CSA (or the DEA reschedules or de-schedules cannabis), there is a risk that U.S. federal authorities, including the United States Attorney's Office for the District of Oregon and the District of Nevada, may enforce current federal law, and the Company may be deemed to be possessing, manufacturing, and trafficking marijuana in violation of U.S. federal law. Such activities also may serve as the basis for the prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the Bank Secrecy Act. Additionally, the Company may be deemed to be facilitating the sale or distribution of drug paraphernalia in violation of U.S. federal law with respect to the Company's current or proposed business operations.  As to the timing or scope of any such potential amendments to the CSA, there can be no assurances to when or if any potential amendments will be enacted.  Active enforcement of the current federal statutory laws and regulatory rules regarding cannabis may thus directly and/or indirectly and adversely affect the Company's future operations, cash flows, earnings, and financial condition.

The Company could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries; and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of the Company who are not U.S. citizens face the risk of being barred from entry into the United States for life.

Variation in Regulation

Individual U.S. state laws do not always conform to U.S. federal regulatory standards, or to other U.S. state laws. A number of states have decriminalized marijuana to varying degrees, other states have created exemptions specifically for medical cannabis, and several have both decriminalized and/or created medical marijuana exemptions. Several states have also legalized the recreational use of cannabis. Variations exist among states that have legalized, decriminalized or created medical marijuana exemptions. For example, Oregon and Colorado have limits on the number of marijuana plants that can be home grown. In most states, the cultivation of marijuana for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of a medical marijuana license or that person's caregiver. Even in those states in which the use and commercialization of marijuana has been legalized, its use remains a violation of U.S. federal law.

Although the Company's activities are in compliance with applicable state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company's operations and financial performance.

As a result of the conflicting views between individual state governments and the U.S. federal government regarding cannabis, investments in U.S. cannabis businesses are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August, 2013 when then U.S. Deputy Attorney General, James Cole, authorized the Cole Memo addressed to all United States Attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several U.S. states have enacted laws relating to cannabis for medical purposes. The Cole Memorandum outlined certain priorities for the U.S. Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form, and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, that conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

Since 2014, the U.S. Congress has annually passed appropriations bills that include the Rohrabacher Blumenauer Appropriations Amendment (originally the Rohrabacher Farr Amendment), also known as the Leahy Amendment. The Leahy Amendment prohibits federal budget resources from being used to enforce U.S. federal controlled substances laws that conflict with U.S. state medical cannabis programs. However, on January 4, 2018, Jeff Sessions, the U.S. Attorney General at the time, issued the Sessions Memo to all United States Attorneys, which rescinded the Cole Memo in its entirety. The Sessions Memo provided that in deciding which marijuana activities to prosecute under U.S. federal laws, prosecutors should follow the same well-established principles that govern all U.S. federal prosecutions. Following the release of the Sessions Memo, the fate of state-legal cannabis is uncertain, and the risk of prosecution varies from state to state based on the posture, priorities and resources of each United States Attorney's Office for each applicable state.

While the Sessions Memo introduced some uncertainty regarding U.S. federal law enforcement, the cannabis industry continues to experience growth in legal medical and adult-use cannabis markets within the United States. On November 7, 2018, U.S. Attorney General Jeff Sessions resigned, and Matthew Whitaker was the acting U.S. Attorney General until William Barr was appointed as the U.S. Attorney General on February 14, 2019.  On April 10, 2019, the U.S. Senate Appropriations Subcommittee met to discuss the DOJ's 2020 budget, in response to a question about William Barr's position on the proposed Strengthening the Tenth Amendment Through Entrusting States (STATES) Act.  Attorney General Barr stated: "Personally, I would still favor one uniform federal rule against marijuana . . . but if there is not sufficient consensus to obtain that then I think the way to go is to permit a more federal approach so states can, you know, make their own decisions within the framework of the federal law. So we're not just ignoring the enforcement of federal law".

The STATES Act, if passed, would permit U.S. states to determine their own approach to marijuana regulation. Attorney General Barr has said that this U.S. legislation is being reviewed by his office and that he would "much rather [implement] the approach taken by the STATES Act than where we currently are". It is unclear, however, what impact this development will have on U.S. federal enforcement policy regarding cannabis activities. Further, even if the Company operates cannabis-related activities in compliance with U.S. state laws, the United States Attorney's Office for a given state can determine that such activities are in contravention of federal law and initiate prosecution against the Company. While there is a risk that a given state's United States Attorney's Office, and the DOJ, may seek to enforce U.S. federal drug laws against cannabis use and commercialization that is permitted under U.S. state law, the Leahy Amendment remains in force; and thus, prevents U.S. Department of Justice budgetary resources from being allocated to enforce federal law against medical cannabis businesses. The fiscal year 2019 U.S. federal budget included the Leahy Amendment, which remains in effect until September 30, 2019; upon which the Leahy Amendment may or may not be included in the omnibus appropriations package or as a continuing budget resolution.

Given the conflict of laws and regulations, there is no certainty as to how the DOJ, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurance that the Trump Administration would not change the current enforcement policies, priorities and resources and choose to enforce the subject federal laws. The Company regularly monitors ongoing developments in this regard.

Violations of any laws and regulations could result in significant fines, penalties, administrative sanctions, forfeiture, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its title (directly or indirectly) to cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, its operating results, and profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or the final resolution of such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested and degree of enforcement by the applicable authorities involved, and such time or resources could be substantial.

As a company listed on the CSE, the Company accesses the Canadian capital markets on a public and private basis, and any capital raised may be utilized for the ongoing operations of its U.S. holdings that operate in the U.S. cannabis industry. There is no assurance that the Company will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from residents, citizens, venture capital, private equity and banks in the United States may be limited due to their unwillingness to be associated with activities that violate United States federal laws. Notwithstanding the above, in March 2019, the U.S. House Financial Services Committee approved an updated version of the Secure and Fair Enforcement (SAFE) Banking Act, which proposed certain protections for banks in the United States against criminal and civil liabilities for serving legitimate cannabis companies that operate in compliance with applicable state law.  As of the date of this AIF, the prospects of the U.S. Congress passing the SAFE Act are unclear.

Change of Cannabis Laws

Local, state and federal marijuana laws and regulations in the United States are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company's business plan and result in a material adverse effect on certain aspects of the Company's planned operations. Furthermore, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Company's marijuana business. The Company cannot predict the nature of any future laws, rules, regulations, resolutions, declarations, policy positions, interpretations or applications, nor can it determine what affect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Company's business.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company's business, results of operations, financial condition and prospects would be materially adversely affected.

The Company is aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Company's business, results of operations, financial condition and prospects.

Compliance Risks

The Company's investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks. The Company's investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect its ability to conduct its business. Litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact on the Company's financial statements could also occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

The cannabis industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings on investments and could make future capital investments or the Company's investments' operations uneconomic. The cannabis industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants in the industry such as the Company and which cannot be readily predicted.

Regulatory scrutiny of the Company's industry may negatively impact its ability to raise additional capital

The Company's business activities rely on newly established and/or developing laws and regulations. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company's profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the U.S. Food and Drug Administration, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Authority or other federal, applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Company's industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, which could reduce, delay or eliminate any return on investment in the Company.

The Company's investments in the United States are subject to applicable anti-money laundering laws and regulations

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial record keeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In the event that any of the Company's operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the Common Shares in the foreseeable future, in the event that a determination was made that the Company's proceeds from operations (or any future operations or investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company's investments and any proceeds thereof may be considered proceeds of crime since cannabis remains illegal federally in the United States. This restricts the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time in response to factors outside of the Company's control.

The Company may have difficulty accessing the services of banks in the future, which may make it difficult to operate. To mitigate this risk, the Company has established banking relations with three private credit unions in states where cannabis has been legalized at the state level, including Partners Colorado Credit Union (Colorado), Salal (Washington State) and Maps (Oregon). Through these private credit unions, the Company is able to access bank services to support its Oregon and Nevada cannabis operations.

In February 2014, the FinCEN issued a memorandum providing guidance (which is not law) to banks seeking to provide services to cannabis-related businesses (the "FinCEN Memo"), including burdensome due diligence expectations and reporting requirements. The FinCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. However, most banks and other financial institutions do not feel comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which could be revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments for cannabis-related businesses.

However, as mentioned above, in March 2019, the U.S. House Financial Services Committee approved an updated version of the SAFE Banking Act, which proposed certain protections for banks in the United States against criminal and civil liabilities for serving legitimate cannabis companies that operate in compliance with applicable state law.  The prospects of the U.S. Congress passing the SAFE Banking Act are uncertain as of the date of this AIF.

Accordingly, the Company may have limited or no access to banking or other financial services in the U.S. in the future and may have to operate the Company's U.S. business on a cash-only basis. The inability, onerous limitations or restrictions on the Company's ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments, may make it difficult for the Company to operate and conduct its business as planned.

The Company's investments in the United States may be subject to heightened scrutiny

The Company's existing interests in the United States cannabis market, and any future interests, may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies or other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company's ability to invest in the United States or any other jurisdiction.

Given the heightened risk profile associated with cannabis in the United States, it was previously reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. ("CDS"), refuse to settle trades for cannabis issuers that have investments in the United States. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (the "TMX MOU") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States.

The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid and until an alternative was implemented investors would have no ability to affect a trade of Common Shares through the facilities of a stock exchange.

Unfavorable Publicity or Consumer Perception

The Company believes the adult-use and medical marijuana industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports, findings or other media attention will not arise.

Public opinion may result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public's perception of cannabis in the United States, or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any limits on future expansion may have a material adverse effect on the Company's business, financial condition, and results of operations.

State and local laws and regulations may heavily regulate brands and forms of cannabis products and there is no guarantee that the Company's proposed brands and products will be approved for sale and distribution in any state

States generally only allow the manufacture, sale and distribution of cannabis products that are grown in that state and may require advance notice of such products. Certain states and local jurisdictions have promulgated certain requirements for approved cannabis products based on the form of the product and the concentration of the various cannabinoids in the product. While the Company intends to follow the guidelines and regulations of each applicable state and local jurisdiction in preparing products for sale and distribution, there is no guarantee that such products will be approved to the extent necessary. If the products are approved, there is a risk that any state or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise.

Security Risks

The business premises of the Company are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and the Company fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, cultivation and processing equipment, and cash could have a material adverse impact on the business, financial condition, results of operation and property of the Company.

As the Company's business involves the movement and transfer of cash which is collected from third parties or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Company engages security firms to provide armed guards and security in the transport and movement of large amounts of cash. While the Company has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Banking

Since the use of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. The inability to open bank accounts may make it difficult to operate the Company's cannabis business. Currently in the states of Oregon and Nevada, private credit union banks are being used for all banking needs. Through these private credit union banks, the Company can access comprehensive banking services including cash management checking accounts, ACH transfer processing, cash pick-up and delivery services, debit card and credit card processing, online banking, and processing of bank wires and transfers.

Liability, Enforcement, Complaints, etc.

The Company's participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against the Company. Litigation, complaints and enforcement actions involving the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company's future cash flows, earnings, results of operations and financial condition.

Operation Permits and Authorizations

The Company may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate its marijuana business. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the marijuana industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on the Company's ability to operate the marijuana business, which could have a material adverse effect on the Company's business. Further, should any state in which the Company considers a license important not grant, extend or renew such license or should it renew such license on different terms or decide to grant more than the anticipated number of licenses, the business, financial condition and results of operations of the Company could be materially adversely affected.

Environmental Risk and Regulation

The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production or manufacturing of marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production or manufacturing or require abandonment or delays in development.

The Company's limited operating history makes evaluating its business and prospects difficult

The Company has a limited operating history on which to base an evaluation of its business, financial performance and prospects. As such, the Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. As the Company is in an early stage and is introducing new products, the Company's revenues may be materially affected by the decisions, including timing decisions, of a relatively consolidated customer base. The Company has had limited experience in addressing the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving industries such as the marijuana industry. There can be no assurance that the Company will be successful in addressing these risks, and the failure to do so in any one area could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

The Company is dependent upon existing management, its key research and development personnel and its growing and extraction personnel, and its business may be severely disrupted if it loses their service

The Company's future success depends substantially on the continued services of its executive officers, its key research and development personnel and its key growing and extraction personnel. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away.

Available Talent Pool

As the Company grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent is difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Company. Without adequate personnel and expertise, the growth of the Company's business may suffer.

The Company may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to the Company, could subject the Company to significant liabilities and other costs

The Company's success may likely depend on its ability to use and develop new extraction technologies, recipes, know-how and new strains of marijuana without infringing the intellectual property rights of third parties. The Company cannot assure that third parties will not assert intellectual property claims against it. The Company is subject to additional risks if entities licensing to its intellectual property do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Company, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Company may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Company to injunctions prohibiting the development and operation of its applications.

The Company may need to incur significant expenses to enforce its proprietary rights, and if the Company is unable to protect such rights, its competitive position could be harmed

The Company regards proprietary methods and processes, domain names, trade names, trade secrets, recipes and other intellectual property as critical to its success. The Company's ability to protect its proprietary rights is critical for the success of its business and its overall financial performance. The Company has taken certain measures to protect its intellectual property rights. However, the Company cannot assure that such measures will be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary information and intellectual property is difficult and expensive. Any steps the Company has taken to prevent misappropriation of its proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in the marijuana industry is uncertain and still evolving. In particular, the laws and enforcement procedures in some developing countries are uncertain and may not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in Canada, the United States and other developed countries.

Competition

There can be no assurance that significant competition will not enter the marketplace and offer some number of similar products and services or take a similar approach. An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Such competition could have a material adverse effect on the growth potential of the Company's business by effectively dividing the existing market for its products. In addition, despite Canadian federal and U.S. state-level legislation of marijuana, illicit or "black market" operations remain abundant and present substantial competition to the Company. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Company must comply with to conduct business and, accordingly, may have significantly lower costs of operations.

No Assurance of Profitability

The Company cannot give assurances that it will not incur losses in the future. The limited operating history makes it difficult to predict future operating results. The Company is subject to the risks inherent in the operation of a new business enterprise in an emerging and uncertain business sector, and there can be no assurance that the Company will be able to successfully address these risks.

Management of Growth

The Company may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Company's current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

Risks Associated with Acquisitions

As part of the Company's overall business strategy, the Company may pursue select strategic acquisitions which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose the Company to potential risks, including risks associated with (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company's existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisition; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new business. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic acquisitions, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such entities or assets for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company's financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Company's revenue per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Common Shares.

The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of any such strategic acquisition with its existing operations. If integration is not managed successfully by the Company's management, the Company may experience interruptions in its business activities, deterioration in its employee, customer or other relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company's business, prospects, financial condition, results of operations and cash flows.

General Economic Trends

Any worldwide economic slowdown and tightening of credit in the financial markets may impact the business of the Company's customers, which could have an adverse effect on the Company's business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States and elsewhere could adversely affect the Company's business, financial condition, results of operations and property.

Asset Location and Legal Proceedings

Substantially all of the Company's assets are located outside of Canada, and certain of its directors are resident outside of Canada, and their assets are outside of Canada. Serving process on those directors may prove to be difficult or excessively time consuming. Additionally, it may be difficult to enforce a judgment obtained in Canada against the Company, its subsidiaries and any directors and officers residing outside of Canada.

Market Acceptance

The Company's ability to gain and increase market acceptance of its products depends on its ability to educate the public on the benefits of its marijuana products. It also requires the Company to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful, and their failure may have an adverse effect on the Company's operations.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical marijuana, the Company may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Insurance Coverage

The Company will require insurance coverage for a number of risks, including business interruption, environmental matters and contamination, personal injury and property damage. Although the Company believes that the events and amounts of liability covered by its insurance policies will be reasonable, considering the risks relevant to its business, and the fact that agreements with users contain limitations of liability, there can be no assurance that such coverage will be available or sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable or insufficient to cover any such claims, the Company's financial resources, results of operations and prospects could be adversely affected. Further, because the Company is engaged in the cannabis industry, there may be additional difficulties and complexities associated with such insurance coverage that could cause the Company to suffer uninsured losses, which could adversely impact the Company's business, results of operations and profitability.

Tax Risk

The provisions of Code section 280E are being applied by the IRS to businesses operating in the U.S. medical and adult-use marijuana industry. Section 280E provides that no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the CSA) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.

Even though several states have medical and adult-use marijuana laws, the IRS is applying section 280E to deny business deductions. Businesses operating legally under state law argue that section 280E should not be applied because Congress did not intend the law to apply to businesses that are legal under state law. The IRS asserts that it was the intent of Congress to apply the provision to anyone "trafficking" in a controlled substance, as defined under Federal law (as stated in the text of the statute). This, section 280E is at the center of the conflict between Federal and state laws with respect to medical and retail marijuana which applies to the business conducted by the Company.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies to date support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles, reports and studies. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company's products with the potential to lead to a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Vulnerability to Rising Energy Costs

Adult-use and medical marijuana growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition or prospects of the Company.

Risks Inherent in an Agricultural Business

Adult-use and medical marijuana are agricultural products. There are risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company's products.

Electronic Communication Security Risks

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks. Anyone who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

Currency Fluctuations

Due to the Company's present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. All or substantially all of the Company's revenue will be earned in U.S. dollars, but operating expenses are incurred in both U.S. and Canadian dollars. The Company does not have currency hedging arrangements in place, and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and Canadian dollar may have a material adverse effect on the Company's business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

The size of the Company's target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company's estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

Risks Associated with the Securities of the Company

Additional Issuances of Securities May Result in Dilution

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Common Shares, and the Company's shareholders will have no pre-emptive rights in connection with such further issuances. The Board has discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise, conversion or redemption of certain outstanding securities of the Company in accordance with their terms. The Company may also issue Common Shares to finance future acquisitions. The Company cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares or other securities will have on the market price of its Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution and the Company may experience dilution in its revenue per share.

Resale of Common Shares

There can be no assurance that the publicly traded price of the Common Shares will be high enough to create a positive return for investors. Further, there can be no assurance that the Common Shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the Common Shares would be diminished.

As well, the continued operations of the Company will be dependent upon its ability to procure additional financing in the short term and to generate operating revenues in the longer term. There can be no assurance that any such financing can be obtained or that revenues can be generated. If the Company is unable to obtain such additional financing or generate such revenues, investors may be unable to sell their Common Shares and any investment in the Company may be lost.

Price Volatility of Publicly Traded Securities

The market price of the Common Shares cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. This volatility may affect the ability of shareholders or holders of other securities to sell their securities at an advantageous price. Market price fluctuations in the securities may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Company or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Company, addition or departure of the Company's executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Company's securities.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares and other securities may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company's operations may be adversely impacted, and the trading price of the Common Shares and other securities may be materially adversely affected.

Limited Market for Securities

Notwithstanding that the Common Shares are listed on the CSE, there can be no assurance that an active and liquid market for such securities will develop or be maintained and securityholders may find it difficult to resell any securities of the Company.

Additional financing will be Required

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities or convertible debt, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

Dividends

The Company has not paid dividends to shareholders in the past and does not anticipate paying dividends in the foreseeable future. The Company expects to retain its earnings to finance growth, and where appropriate, to pay down debt.

ARTICLE 11
DIVIDENDS AND DISTRIBUTIONS

The Company has not paid any dividends on its Common Shares in its last three financial years and does not anticipate doing so in the foreseeable future. It is contemplated by the Company that it will reinvest all future earnings in order to finance the development and growth of its business. Any future determination to pay distributions will be at the discretion of the Board and will be made in accordance with the BCBCA and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant.

Except as provided below, the Company is not restricted from declaring dividends or other distributions on its Common Shares. Pursuant to the terms and conditions of the Company's indentures dated December 31, 2018 and January 30, 2019 (see "Material Contracts"), the Company is restricted from declaring or paying any distributions on its Common Shares after the occurrence of an Event of Default (as defined in the indentures) unless and until such default shall have been cured or waived or shall have ceased to exist.

ARTICLE 12
DESCRIPTION OF SHARE CAPITAL OF THE COMPANY

The Company is authorized to issue an unlimited number of Common Shares. As of January 31, 2019, there were 58,505,255 Common Shares issued and outstanding.  As of May 30, 2019, there were 76,108,326

Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

On February 23, 2018, the Company adopted a stock option plan under which it is authorized to grant options to executives and directors enabling them to acquire Common Shares. The maximum number of Common Shares reserved for issuance of stock options that may be granted under the plan is 10% of the issued and outstanding Common Shares. The options granted can be exercised for a maximum of 10 years and vest as determined by the Board. The exercise price of each option may not be less than the market price of the Common Shares on the date of grant. As of January 31, 2019, there were 2,520,000 options outstanding to purchase Common Shares.

Also on February 23, 2018, the Company adopted a Restricted Share Unit Plan under which it authorized the Company's compensation committee to grant restricted share units ("RSU") entitling a holder to receive one Common Shares, as a discretionary payment in consideration of past services to the Company or as an incentive for future services, to both eligible employees and eligible contractors.  As of January 31, 2019, there were no RSUs outstanding to purchase Common Shares.

In addition, as of January 31, 2019, the Company has warrants outstanding to purchase up to an aggregate of 5,145,045 Common Shares.

ARTICLE 13
MARKET FOR SECURITIES

The Common Shares are traded on the CSE under the trading symbol "CXXI".

The Common Shares having commenced trading on the CSE on June 18, 2018, having been delisted from the TSX Venture Exchange on June 15, 2018.

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares on the CSE from June 18, 2018 (the date of their initial trading on the CSE) up to January 31, 2018. (Source: CSE).

Month	High Trading Price	Low Trading Price	Volume
January 2019	C$1.10	C$0.70	5,490,498

December 2018	C$0.97	C$0.62	5,251,876
November 2018	C$1.35	C$0.88	6,597,996
October 2018	C$1.64	C$0.85	9,416,347
September 2018	C$1.77	C$1.32	11,020,995
August 2018	C$1.48	C$0.95	4,194,942
July 2018	C$2.76	C$1.13	1,669,721
June 2018	C$3.00	C$2.01	532,453

ARTICLE 14
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets forth, as of the date of this AIF, the number of securities of each class of securities of the Company, to the Company's knowledge, in escrow or that are subject to a contractual restriction on transfer and the percentage that number represents of the outstanding securities of that class.

Designation of class	Number of Securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	3,983,886	5.234%
Warrants	0	0%

ARTICLE 15
DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out, for each of the Company's directors and executive officers, the person's name, place of residence, position with the Company, principal occupation(s) during the last five years, and, to the best of the Company's knowledge, the number of securities of the Company, directly or indirectly held by such directors and executive officers. The Company's directors are expected to hold office until its next annual general meeting of the Company's shareholders unless they resign prior thereto or are removed by the Company's shareholders. The Company's directors will be elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of the Company's shareholders.

Name and Place of Residence	Position(s) with the Company	Principal Occupation(s)during the last five years	Number of Securities of the Company, Directly or Indirectly Held
Robert Cheney Hong Kong, China	Chief Executive Officer, President & Director	Self-employed investor and entrepreneur since 1995.	2,570,000 [2]

____________________________
2 Of these shares, 2,382,000 are held indirectly through Nelson Capital Corporation, a private company wholly owned by Robert Cheney.

Michael Kidd Richmond, B.C.	Chief Financial Officer, Corporate Secretary & Director	Certified Professional Accountant and Chartered Accountant; former COO/CFO of ECS Electrical Cable Supply from 2007 to May 31, 2018.	20,000
Russell Rotondi Portland, Oregon	General Counsel	Attorney at Craft Lawyer; attorney at Cosgrave Vergeer Kester LLP since February 2012.	157,384
Keturah Nathe [3] Pitt Meadows, B.C.	Director	Corporate Administrator for several public companies since 2008; VP Corporate Development for Iconic Minerals Ltd. since February 2013.	66,000
Randy Torcom Bend, Oregon	Vice-President of Marketing	Vice-President of Brand Marketing at Burton Snowboards.	0
Leonard Werden [3] Vancouver, B.C.	Director	Horticultural cultivation consultant for over 30 years.	165,000
D. Bruce Macdonald [3] West Vancouver, B.C.	Director	Former senior banking executive specializing in strategy, risk management, and governance; retired since April 2017.	600,000
Skyler Pinnick Bend, Oregon	Chief Marketing Officer and Director	CEO for Phantom, Oregon since 2008; owner of Rage Productions since 1994.	1,385,404

Biographies

The following are brief profiles of the Company's executive officers and directors.

___________________________
3 Members of the Company’s Audit Committee

Robert Cheney, Chief Executive Officer, President & Director. Mr. Cheney is an entrepreneur and investor with a background in media, film, internet technology and telecommunications. His focus is building exceptional management teams and focusing on investment opportunities with strong growth potential. Mr. Cheney's early training as a corporate securities lawyer lends an advantageous skill-set in the execution of M & A transactions.  Mr. Cheney graduated from Simon Fraser University (Bachelor of Arts) and the Peter A. Allard School of Law (University of British Columbia) with a law degree.

Michael Kidd, Chief Financial Officer, Corporate Secretary & Director. A native of Vancouver with international experience, Mr. Kidd brings an extensive background in finance with privately held firms in a variety of industries ranging from forestry to online retailing. Before joining the Company, Mr. Kidd was Chief Operating Officer and Chief Financial Officer at E.C.S. Electrical Cable Supply Ltd., a privately held leading distributor with operations in Canada and Dubai. Mr. Kidd graduated from the University of British Columbia with a Bachelor of Commerce.

Russell Rotondi, General Counsel.  Mr. Rotondi has represented business clients and entrepreneurs in niche growth and regulated industries for most of his legal career.  Formerly of the Portland, Oregon law firm Cosgrave Vergeer Kester LLP and Craft Lawyer, Mr. Rotondi provides general counsel, corporate risk management, and strategic planning for C21 as its chief legal officer.  Further, Mr. Rotondi draws on his experience in litigation and dispute resolution to offer a unique perspective to his position. Mr. Rotondi graduated from the University of Washington with a BFA in Industrial Design and the University of Arizona with a Juris Doctor.

Keturah Nathe, Director. Ms. Nathe has over 11 years of finance experience working with various public and private companies in mineral exploration and development, oil and gas, technology, agriculture, and property development.

Randy Torcom, Vice-President of Marketing. Mr. Torcom is the Vice-President of Marketing for the Company. Responsible for the Company's products worldwide, Mr. Torcom oversees the international brand strategy ensuring delivery of a compelling proposition of high-quality products, with lifestyle and value delivery that consumers can have a meaningful connection with. Mr. Torcom has over 18 years of experience crafting innovative strategies to introduce new product lines while enhancing brand identity and consumer perception. Mr. Torcom's most recent experience includes his role as Vice-President of Brand Marketing at Burton Snowboards, where he owned the brand voice and drove competitive market positioning across multiple channels. Additionally, Mr. Torcom oversaw the visual retail strategy, ensuring a premium aesthetic and elevated customer experience globally across all brick and mortar locations.

Leonard Werden, Director. Mr. Werden has over 30 years of experience in global horticulture cultivation. He specializes in outdoor and indoor grow practices, facilities construction and design, lighting systems and practices, temperature and humidity control, and genetic strain selection. Having overseen large-scale grow operations with state-of-the-art technology, Mr. Werden brings a wealth of valuable knowledge to the Company.

D. Bruce Macdonald, Director. Mr. Macdonald is a seasoned senior executive with more than 35 years of experience in financial services including extensive expertise in the capital markets sector. He has an impressive track record of leading innovative new business ventures in support of global growth strategies. Mr. Macdonald has exceptional expertise in building risk management and corporate governance control environments. Further, he serves on the boards of several Canadian corporations and associations and holds an ICD.D designation from the Institute of Corporate Directors.

Skyler Pinnick, Chief Marketing Officer & Director. Mr. Pinnick is a founding partner and the CEO of Phantom, one of the most reputable cannabis brands in Oregon. Mr. Pinnick began his career as a Producer and Senior Designer at Microsoft Studios. After Microsoft, Mr. Pinnick started and sold a successful tech venture, a video compression platform used by media giants like MTV, AOL, and NBC. Before starting Phantom, Mr. Pinnick focused on building his film business, Rage Productions, producing numerous films including award winning titles, Boom Varietal (2011) and Down Days (2008). Mr. Pinnick also produced a TV series for NBC Sports called Rally America and has worked as a commercial director for companies such as Facebook, Nike, GoPro, RedBull, Garmin, and PetSmart. Mr. Pinnick graduated from The Art Institute of Seattle with a degree in Multimedia Design.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Company's knowledge, none of the directors or executive officers of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an "order") that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the best of the Company's knowledge, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially its control:

a) is, as at the date of this AIF, or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

c) has been subject to:

i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

See below under the heading "Interests of Management and Others in Material Transactions" for ongoing transactions in which a director or officer of the Company has an interest.

ARTICLE 16
PROMOTERS

Robert Cheney, the Chief Executive Officer, President and a director of the Company, may be considered to be a promoter of the Company in that he took the initiative in substantially reorganizing the business of the Company.

Mr. Cheney is compensated pursuant to an employment agreement with the Company and is awarded stock-based awards based on performance. As of the date hereof, Mr. Cheney beneficially owns, controls or directs, directly or indirectly, 2,570,000 Common Shares, comprising 3.377% of the issued and outstanding Common Shares. Additional information about Mr. Cheney is disclosed elsewhere in this AIF, including in connection with his capacity as an officer and director of the Company. See "Directors and Executive Officers" for further details

ARTICLE 17
LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than those disclosed in this AIF, we are not aware of: (a) any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

The following is a brief summary of certain legal proceedings matters that the Company is aware of or that is being contemplated:

  On or about December 7, 2016, the Company (formerly known as Curlew Lake Resources, Inc. (SEC File No. 000-31216)) entered into an Offer of Settlement with the Division of Enforcement of the United States Securities and Exchange Commission ("SEC") arising out of the Company's failure to file its periodic reports pursuant to the United States Exchange Act of 1934, as amended (the "Exchange Act").  The Company consented to the entry of an administrative order under Section 12(j) of the Exchange Act.  This resulted in a revocation of the registration of all classes of the Company's securities registered pursuant to Section 12 of the Exchange Act, and restricted any member of a national securities exchange, broker, or dealer in the United States, from effecting transactions in the Common Shares in the United States.  On August 24, 2018, the Company filed a Form 40-F registration statement with the SEC to re-register its class of Common Shares under Section 12(g) of the Exchange Act.  The Company believes that the re-registration of its Common Shares has effectively mitigated the restrictions imposed by Section 12(j).

  On April 29, 2019, Jesse Peters and Kate Guptill, two former owners of EFF, filed a complaint in the Circuit Court of the State of Oregon for the County of Clackamas against the Company, two subsidiaries, three directors and one employee of the Company, claiming statutory, tort, contract and employment claims.  The amount in controversy is $1,837,500.  The Company received notice of such complaint on or about May 1, 2019.  The Company wholly denies the allegations and claims.  The Company intends to vigorously defend the complaint.  This legal proceeding is in a premature stage and the Company expects to prevail.

  Pursuant to the terms of an agreement dated July 12, 2018, Wallace Hill Partners Ltd. ("Wallace Hill") agreed to provide online marketing services to the Company. A dispute has arisen regarding Wallace Hill's performance and entitlement to compensation for such services.  Specifically, in addition to certain cash payments, Wallace Hill has claimed that it is entitled to 1.8 million Common Shares of the Company.  The Company denies that Wallace Hill is entitled to any such Common Shares. It is too early to predict the outcome of this claim.

ARTICLE 18
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below, none of the following persons have had any direct or indirect material interest in any transaction of the Company within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

• a director or executive officer of the Company;

• a person or corporation that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Company; and

• an associate or affiliate of any of the persons or companies referred to in this section.

Phantom and SDP Development Group LLC

The Company acquired Phantom from entities owned by Skyler Pinnick, an officer and director of the Company and Russell Rotondi, an officer of the Company. The transaction terms were negotiated prior to Mr. Pinnick and Mr. Rotondi becoming officers of the Company. Further, the Company agreed to pay $900,000 to be applied to the purchase consideration prior to closing. In addition, SDP leases the property on which Phantom currently conducts its operations. The Company has a binding agreement to purchase SDP and this transaction is scheduled to close on October 15, 2020. The terms of the transaction are outlined in Article 6 above.

Silver State

The Newman Family 1999 Trust currently holds approximately 16.424% of the issued and outstanding Common Shares.  The Company has an option to acquire from The Newman Family 1999 Trust the real-estate assets of Silver State including the 155,000 square-foot building that houses its cultivation and processing facility, the 8,000-square foot retail dispensary building, located in Sparks, Nevada servicing more than 36,000 customers per month, and its 6000 square foot dispensary located in Fernley, Nevada servicing more than 14,000 customers per month. The terms of the transaction are outlined in Article 6 above.

Other Transactions

The Company has entered into rental agreements for the use of land and buildings in Nevada, which are beneficially owned by Sonny Newman. At January 31, 2019, the Company is contracted to make future minimum rent payments due to companies owned by Sonny Newman in the aggregate amount of  $4,874,000 over the next five (5) year period.

Additionally, Michael Kidd, Len Werden and Bruce Macdonald, directors and officers of the Company have subscribed for total of $176,670 of the December Debentures and January Debentures issued in December, 2018 and January, 2019.

ARTICLE 19
TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc. at 510 Burrard St, Vancouver, British Columbia V6C 3B9.  The United States co-transfer agent of the Company is Continental Stock Transfer & Trust Company at 1 State Street, 30th Floor, New York, NY 10004-1561.

ARTICLE 20
MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the financial year ended January 31, 2019 which are material or entered into before such time that are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 - Continuous Disclosure Obligations are the following:

(i) Convertible Debenture Indenture dated December 31, 2018 between the Company and Alliance Trust Company;

(ii) Convertible Debenture Indenture dated January 30, 2019 between the Company and Alliance Trust Company;

(iii) Warrant Indenture dated December 31, 2018 between the Company and Alliance Trust Company;

(iv) Warrant Indenture dated January 30, 2019 between the Company and Alliance Trust Company;

(v) Agency Agreement dated December 31, 2018 as amended January 30, 2019 between the Company and Industrial Alliance Securities Inc., Canaccord Genuity Corp., Sprott Capital Partners LP, by its general partner Sprott Capital Partners GP Inc;

(vi) The State of Nevada Medical Marijuana Cultivation Registration Certificate (250 S Stanford Way, Sparks, NV 89431);

(vii) The State of Nevada Marijuana Cultivation Facility License (250 S Stanford Way, Sparks, NV 89431);

(viii) The State of Nevada Medical Marijuana Production Registration Certificate (250 S Stanford Way, Sparks, NV 89431);

(ix) The State of Nevada Marijuana Product Manufacturing License (250 S Stanford Way, Sparks, NV 89431);

(x) The State of Nevada Medical Marijuana Dispensary Registration Certificate (175 E Greg St, Sparks, NV 89431);

(xi) The State of Nevada Retail Marijuana Store License (175 E Greg St, Sparks, NV 89431);

(xii) The State of Nevada Medical Marijuana Dispensary Registration Certificate (1301 Financial Ave, Fernley, NV 89408);

(xiii) The State of Nevada Retail Marijuana Store License (1301 Financial Ave, Fernley, NV 89408); and

(xiv) The membership interest purchase agreement for Silver State dated July 31, 2018; and

(xv) Digital marketing agreement dated July 12, 2018 between Wallace Hill and the Company.

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com. The above summaries are qualified in their entirety by reference to the terms of the material contract.

ARTICLE 21
INTERESTS OF EXPERTS

Davidson & Company LLP is the independent auditor of the Company and audited the consolidated financial statements of the Company for the financial year ended January 31, 2019

In connection with their audit, Davidson & Company LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Cohn Reznick LLP is an independent auditor who performed an audit of Silver State for the six-month period ending December 31, 2018.  The audit was incorporated into the Company's business acquisition report for Silver State. In connection with their audit, Cohn Reznick LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in the United States and any applicable legislation or regulations.

ARTICLE 22
ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company's profile on SEDAR at www.sedar.com.

Additional information including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities, where applicable, is contained in the management information circular prepared by the Company in connection with its annual general meeting of shareholders which was held on October 3, 2018. Additional financial information is provided in our audited consolidated financial statements and management's discussion and analysis for our most recently completed financial year, each of which and is available under the Company's profile at www.sedar.com.